UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Bellevue, March 1st, 2007

T-MOBILE USA EXCEEDS 25 MILLION CUSTOMER MILESTONE AND

REPORTS FOURTH QUARTER AND 2006 RESULTS

•	901,000 total net new customers added in the fourth quarter of 2006, exceeding 25 million total customers milestone

•	Strong postpay ARPU of $56 in the fourth quarter of 2006, up from $54 in the fourth quarter of 2005

•	Data ARPU was 12.5% of blended ARPU in the fourth quarter of 2006, up from 9.1% in the fourth quarter of 2005

•	$3.81 billion in service revenues in the fourth quarter of 2006, up 16.9% from the fourth quarter of 2005

•	$1.17 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the fourth quarter of 2006, up 5.4% from the fourth quarter of 2005

•	$4.71 billion OIBDA in 2006, up 12.6% over 2005

•	T-Mobile USA secures rights from the FCC for the Advanced Wireless Services (AWS) spectrum in the fourth quarter of 2006

•	T-Mobile achieved the highest ranking in the J.D. Power and Associates Wireless Customer Care Performance Study for the fifth consecutive time

In the fourth quarter of 2006 T-Mobile USA, Inc (T-Mobile USA) added 901,000 net new customers, up from 802,000 net new customers added in the third quarter of 2006 and down from 1.39 million in the fourth quarter of 2005. Postpay customer net additions made up 87% of fourth quarter customer growth, up from 66% in the fourth quarter of 2005. Postpay customers comprised

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

85% of T-Mobile USA’s total customer base at December 31, 2006. The introduction of two-year contracts earlier in 2006 continued to prove popular with customers, with over three quarters of new postpay customers opting for two-year contract terms in the fourth quarter.

Postpay churn declined to 2.1% in the fourth quarter of 2006 from 2.3% in the third quarter of 2006 and the fourth quarter of 2005. Blended churn, including both postpay and prepaid customers, was 2.9% in the fourth quarter of 2006, level with the fourth quarter of 2005, and slightly down from 3.0% in the third quarter of 2006.

“myFavessm is attracting a new class of customers to our company. These customers see T-Mobile as truly standing apart by offering unique and simple ways for people to effortlessly communicate,” said Robert Dotson, Chief Executive Officer and President of T-Mobile USA, Inc. “With offerings like myFaves, we continue to add high quality customers to our ranks. In the fourth quarter, we added more than 900,000 new customers – of which 783,000 were postpay customers – helping us surpass the 25 million customer mark. Recently, we also captured our fifth consecutive J.D. Power and Associates award for customer care performance. This type of honor underscores how service at T-Mobile is foundational to the kinds of breakthrough communications capabilities we make possible for our customers.”

“T-Mobile USA is playing an increasingly vital role in bringing a service leadership culture to all of DT,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “At more than 25 million customers and growing, the U.S. business continues to assert its position as the leading growth driver for Deutsche Telekom.”

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-Mobile USA reported OIBDA of $1.17 billion in the fourth quarter of 2006, slightly down from $1.23 billion in the third quarter of 2006 and up from $1.11 billion in the fourth quarter of 2005. The sequential fall in OIBDA occurred due to higher total customer acquisition costs related to the strong postpay customer growth and the expected continued decrease in Cingular Wireless LLC (“Cingular”) wholesale revenues (see below). 2006 OIBDA was $4.71 billion – an increase of 12.6% over 2005.

T-Mobile USA’s net income for the fourth quarter of 2006 was $179 million, down from $1.79 billion in the third quarter of 2006 and $2.99 billion in the fourth quarter of 2005. The lower net income compared to the third quarter of 2006 and the fourth quarter of 2005 is primarily due to the recognition of non-cash income tax benefits in both of these prior quarters.

T-Mobile USA service revenues, consisting of postpay, prepaid, roaming and other service revenues rose to $3.81 billion in the fourth quarter of 2006, up from $3.72 billion in the third quarter of 2006 and $3.26 billion in the fourth quarter of 2005. The increases are primarily due to growth in the number of customers, supported by strong postpay ARPU (“Average Revenue Per User” as defined in note 1 to the Selected Data, below). Other revenues were $122 million in the fourth quarter of 2006, down from $147 million in the third quarter of 2006 and $213 million in the fourth quarter of 2005. The main reason for the sequential and year on year decrease in other revenues is the ongoing migration of Cingular’s customers to its own network following the dissolution of our network sharing

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

venture in early 2005. Total revenues, including service, equipment, and other revenues were $4.52 billion in the fourth quarter of 2006, up from $4.37 billion in the third quarter of 2006 and $3.95 billion in the fourth quarter of 2005.

Blended ARPU was $52 in the fourth quarter of 2006, the same as the third quarter of 2006 and the fourth quarter of 2005. Postpay ARPU was $56 in the fourth quarter of 2006, the same as in the third quarter of 2006 and up from $54 in the fourth quarter of 2005. The year on year increase in postpay ARPU primarily relates to continued data revenue growth.

Data services revenue (see note 1 below) continued to grow, reaching a total of $475 million in the fourth quarter of 2006. Data services revenue was 12.5% of blended ARPU, or approximately $6.50 per customer, in the fourth quarter of 2006, compared to 11.3%, or approximately $5.90, in the third quarter of 2006 and 9.1%, or almost $4.80, in the fourth quarter of 2005. 2006 saw a significant expansion of T-Mobile USA’s data device offering with the successful launch of T-Mobile MDA and SDA in February, the Sidekick 3 in July, BlackBerry Pearl in September, and T-Mobile Dash in October. The number of postpay converged device users (which is defined as including BlackBerry and Sidekick device users only) increased to almost 1.6 million by the end of the year, a net increase of over 200,000 users in the quarter. Strong growth in messaging continued to contribute to the increase in data ARPU. The total number of SMS and MMS messages increased to almost 13 billion in the fourth quarter of 2006, compared to 9.9 billion in the third quarter of 2006 and 5.4 billion in the fourth quarter of 2005.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in note 3 to the Selected Data, below) was $300 in the fourth quarter of 2006, level with $299 in the third quarter of 2006 and up from $264 in the fourth quarter of 2005. The higher CPGA compared to the fourth quarter of 2005 is primarily due to higher marketing costs, due in part to the launch of myFavessm in the fourth quarter of 2006.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 2 to the Selected Data, below), was $25.14 per customer per month in the fourth quarter of 2006, slightly higher than $24.83 in the third quarter of 2006 and $24.32 in the fourth quarter of 2005. The sequential increase in CCPU in the fourth quarter was primarily due to higher customer retention costs.

Ongoing operational capital expenditures (purchases of property and equipment) were $675 million in the fourth quarter of 2006, compared with $569 million in the third quarter of 2006 and $807 million in the fourth quarter of 2005. Operational capital expenditures increased to $2.6 billion in 2006 from $2.3 billion in 2005. As part of its ongoing commitment to network coverage and quality, T-Mobile USA added approximately 800 new cell sites in the fourth quarter of 2006, and 3,200 for 2006 as a whole, bringing the total number of cell sites to more than 36,000. In addition, T-Mobile USA has started rolling out its UMTS network and has already deployed 3G equipment on over 1,200 cell sites in the New York metropolitan area.

During the fourth quarter, T-Mobile USA was granted the AWS spectrum for which it was the high bidder in the Federal Communications Commission’s (FCC) Auction 66, more than doubling its average spectrum position in the top 100 markets. The

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

total cost of these licenses of $4.18 billion was paid during the third and fourth quarters of 2006. Of the total $4.18 billion, $837 million was paid to the FCC directly by T-Mobile USA and $3.35 billion was paid on T-Mobile USA’s behalf by Deutsche Telekom.

In 2006 T-Mobile USA continued its trend in taking highest honors in a number of key industry surveys. For the fourth consecutive reporting period T-Mobile USA was the only wireless carrier to rank highest in overall customer satisfaction among wireless telephone users in all of the six regions surveyed by J.D. Power and Associates, and T-Mobile also received the highest ranking in the J.D. Power and Associates Wireless Retail Sales Satisfaction Performance Study, again for the fourth consecutive reporting period. This successful run of awards continued into 2007, with J.D. Power and Associates announcing that T-Mobile ranked highest in Wireless Customer Care for the fifth reporting period in a row. Also in early January, T-Mobile led the VocaLabs Satisfaction Study among the four largest national wireless phone companies.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

other U.S. wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

SELECTED DATA FOR T-MOBILE USA

(`000)	YE 06	Q4 06	Q3 06	Q2 06	Q1 06	YE 05	Q4 05
Covered population	239,000	239,000	239,000	238,000	234,000	233,000	233,000
Customers, end of period	25,041	25,041	24,139	23,338	22,725	21,690	21,690
Thereof postpay customers	21,211	21,211	20,428	19,656	19,149	18,424	18,424
Thereof prepaid customers	3,829	3,829	3,711	3,682	3,576	3,266	3,266
Net customer additions	3,351	901	802	613	1,035	4,375	1,387
Minutes of use/post pay customer/month	1,031	1,022	1,049	1,041	1,013	963	985
Postpay churn	2.2%	2.1%	2.3%	2.2%	2.1%	2.3%	2.3%
Blended churn	2.9%	2.9%	3.0%	2.9%	2.7%	2.9%	2.9%

($ / month)
ARPU (blended) [1]	52	52	52	52	51	53	52
ARPU (postpay)	55	56	56	55	54	55	54
ARPU (prepaid)	22	21	22	22	22	25	24
Cost of serving (CCPU)[2]	25.14	25.14	24.83	24.96	25.66	25.23	24.32
Cost per gross add (CPGA)[3]	299	300	299	322	275	297	264

($ million)
Total revenues	17,138	4,523	4,367	4,209	4,039	14,806	3,953
Service revenues[1]	14,511	3,813	3,723	3,586	3,389	12,308	3,261
OIBDA[4]	4,712	1,172	1,227	1,210	1,103	4,185	1,112
OIBDA margin [5]	31%	30%	32%	32%	31%	32%	32%
Capital expenditures[6]	3,444	1,512	569	593	770	5,045	807

Cell sites on-air	36,100	36,100	35,300	34,500	33,600	32,900	32,900

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenue is a component of service revenues. Per the consolidated financial statements below, other revenues include Wi-Fi revenues, co-location rental income, and wholesale revenues from the usage of our network in California, Nevada, and New York by Cingular customers, and are therefore not included in ARPU.

2	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

5	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

6	In accordance with US GAAP, capital expenditures include amounts paid by T-Mobile USA, but exclude amounts paid by affiliate or parent companies on T-Mobile USA’s behalf.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	December 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$78	$57
Accounts receivable, net of allowances of $203 and $198, respectively	2,448	2,116
Accounts receivable from affiliates	136	188
Inventory	612	409
Current portion of net deferred tax assets	598	275
License held for exchange	1,145	—
Other current assets	446	437

Total current assets	5,463	3,482
Property and equipment, net of accumulated depreciation of $7,058 and $5,134, respectively	10,932	10,805
Goodwill	10,701	10,701
Spectrum licenses	14,516	11,510
Other intangible assets, net of accumulated amortization of $421 and $282, respectively	102	241
Other assets	181	253

	$41,895	$36,992

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$1,702	$1,665
Current payables to affiliates	1,183	53
Accrued liabilities	1,253	1,082
Liability for license exchange	1,145	—
Deferred revenue	365	373

Total current liabilities	5,648	3,173

Long-term payables to affiliates	7,773	6,457
Deferred tax liabilities	491	906
Other long-term liabilities	756	1,697

Total long-term liabilities	9,020	9,060

Voting preferred stock held by parent company	—	5,000

Minority interest in equity of consolidated subsidiaries	84	65

Commitments and contingencies

Stockholder’s equity:
Common stock	44,462	39,452
Accumulated deficit	(17,319)	(19,758)

Total stockholder’s equity	27,143	19,694

	$41,895	$36,992

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended December 31, 2006	Quarter Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenues:
Postpay	$3,470	$2,920	$13,078	$11,044
Prepaid	235	213	945	741
Roaming and other services	108	128	488	523
Equipment Sales	588	479	1,983	1,529
Other[1]	122	213	644	969

Total revenues	4,523	3,953	17,138	14,806

Operating expenses:
Network	954	749	3,621	2,883
Cost of equipment sales	881	738	3,078	2,622
General and administrative	697	598	2,707	2,324
Customer acquisition	819	756	3,020	2,792
Depreciation and amortization	623	567	2,522	2,229

Total operating expenses	3,974	3,408	14,948	12,850

Operating income	549	545	2,190	1,956

Other income (expense):
Interest expense	(136)	(97)	(486)	(453)
Interest income and other, net	(6)	22	89	29

Total other income (expense), net	(142)	(75)	(397)	(424)

Income before income taxes	407	470	1,793	1,532
Income tax (expense)/benefit	(228)	2,518	646	2,404

Net income	$179	$2,988	$2,439	$3,936

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Operating activities:
Net income	$2,439	$3,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,522	2,229
Income tax benefit	(646)	(2,404)
Other, net	203	17
Changes in operating assets and liabilities:
Accounts receivable	(284)	(640)
Inventory	(202)	35
Other current assets	35	2,512
Accounts payable	83	149
Accrued liabilities	187	107

Net cash provided by operating activities	4,337	5,941

Investing activities:
Purchases of property and equipment	(2,608)	(2,338)
Joint venture and network transaction with Cingular	—	(2,282)
Acquisitions of spectrum licenses and wireless properties	(837)	(425)
Proceeds on disposal of assets	22	22
Investments in and advances to unconsolidated affiliates, net	1	—
Short-term loan receivable from affiliate	(750)	—

Net cash used in investing activities	(4,172)	(5,023)

Financing activities:
Long-term debt repayments to affiliates	(150)	(1,205)
Long-term debt borrowing from affiliates	—	100
Other, net	6	62

Net cash used in financing activities	(144)	(1,043)

Change in cash and cash equivalents	21	(125)
Cash and cash equivalents, beginning of period	57	182

Cash and cash equivalents, end of period	$78	$57

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005
OIBDA	$4,712	$1,172	$1,227	$1,210	$1,103	$4,185	$1,112
Depreciation and amortization	(2,522)	(623)	(654)	(651)	(594)	(2,229)	(567)

Operating income	$2,190	$549	$573	$559	$509	$1,956	$545

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005
Customer acquisition costs	$3,020	$819	$775	$737	$689	$2,792	$756
Plus: Subsidy loss Equipment sales	(1,983)	(588)	(497)	(446)	(452)	(1,529)	(479)
Cost of equipment sales	3,078	881	758	702	737	2,622	738

Total subsidy loss	1,095	293	261	256	285	1,093	259

Less: Subsidy loss unrelated to customer acquisition	(715)	(193)	(160)	(162)	(200)	(629)	(171)

Subsidy loss related to customer acquisition	380	100	101	94	85	464	88

Cost of acquiring customers	$3,400	$919	$876	$831	$774	$3,256	$844

CPGA ($ / new customer added)	$299	$300	$299	$322	$275	$297	$264

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	YE 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	YE 2005	Q4 2005
Network costs	$3,621	$954	$940	$878	$849	$2,883	$749
General and administrative	2,707	697	667	682	661	2,324	598

Total network and general and administrative costs	6,328	1,651	1,607	1,560	1,510	5,207	1,347

Plus: Subsidy loss unrelated to customer acquisition	715	193	160	162	200	629	171

Total cost of serving customers	$7,043	$1,844	$1,767	$1,722	$1,710	$5,836	$1,518

CCPU ($ / customer per month)	$25.14	$25.14	$24.83	$24.96	$25.66	$25.23	$24.32

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS 1900 voice and data network, when combined with roaming and other agreements, reaches almost 277 million people in the U.S. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the country, available in more than 8,200 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business units, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the fourth quarter of 2006, more than 106 million mobile customers were served by the mobile segment of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Stefan Zuber	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.15502	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2007	DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
		Name:	Guido Kerkhoff
		Title:	Senior Executive Vice President Chief Accounting Officer